PROCESSING
RECEIVED FEB 25 2005 213
SEC MAIL SECTION WASH., D.C.

05037202

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20225

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Omega Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

309 W. 7th Street, Suite 900
(No. and Street)

Fort Worth	TX	76102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joe Hardgrove 817-335-5739
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Walton Group, LLC
(Name – *if individual, state last, first, middle name*)

6100 Southwest Blvd., Suite 300	Fort Worth	TX	76109
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Hardgrove, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Omega Securities, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

TAMERA A. BRYANT
Notary Public State of Texas
My Comm. Exp. 02/25/2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMEGA SECURITIES, INC.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2004

and

Supplemental Report on Internal Control

(With Independent Auditors' Report Thereon)

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

INDEPENDENT AUDITORS' REPORT

Board of Directors
Omega Securities, Inc.

We have audited the accompanying statement of financial condition for noncarrying, nonclearing and certain other brokers or dealers of Omega Securities, Inc. (the Company) as of December 31, 2004, and the related statements of operations and comprehensive income, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Walton Group, LLC

February 4, 2005

OMEGA SECURITIES, INC.
Statement of Financial Condition For
Noncarrying, Nonclearing and Certain
Other Brokers or Dealers
December 31, 2004

Assets

Current assets:	
Cash	$ 89,095
Accounts receivable	63,482
Investments in mutual funds (Note 2)	244,396
Federal income tax receivable (Note 4)	2,901
Other current assets	12
Total current assets	399,886
Property and equipment, net (Note 3)	12,597
Investments in stock warrants (Note 2)	20,100
Total assets	$ 432,583

Liabilities and Stockholder's Equity

Current liabilities:	
Accounts payable and accrued liabilities	$ 52,663
Simple IRA liability (Note 9)	18,817
Deferred income taxes (Notes 2 and 4)	17,657
Total current liabilities	89,137
Deferred income taxes (Note 4)	4,276
Total liabilities	93,413
Commitments and contingencies (Note 8)	-
Stockholder's equity:	
Common stock, $.10 par value; 10,000,000 shares authorized; 50,000 shares issued	5,000
Additional paid-in capital	30,281
Accumulated other comprehensive income:	
Unrealized gain on marketable securities, net of tax (Note 2)	34,274
Retained earnings	297,332
Less cost of treasury stock	(27,717)
Total stockholder's equity	339,170
Total liabilities and stockholder's equity	$ 432,583

The accompanying notes are an integral part of the financial statements

OMEGA SECURITIES, INC.
Statement of Operations and Comprehensive Income
For the Year Ended December 31, 2004

Revenue:	
Commission and advisory fee revenue	$ 1,385,974
Investment income	7,883
Realized gain on sale of marketable securities	6,589
Total revenue	1,400,446
Expenses:	
Commission expenses	139,962
General operating expenses (Notes 3, 7, 8 and 9)	1,176,688
Total expenses	1,316,650
Net income before other comprehensive income and Federal income taxes	83,796
Federal income tax expense (Note 4)	(20,976)
Net income before other comprehensive income	62,820
Other comprehensive income, net of tax: Unrealized gain on marketable securities	10,586
Total comprehensive income	$ 73,406

The accompanying notes are an integral part of the financial statements.

OMEGA SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2004

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total
	Shares	Amount					
January 1, 2004	50,000	$ 5,000	$ 30,281	$ 23,688	$ 234,512	$ (27,717)	$ 265,764
Net income	-	-	-	-	62,820	-	62,820
Comprehensive income: Unrealized gain on marketable securities, net of tax	-	-	-	10,586	-	-	10,586
December 31, 2004	50,000	$ 5,000	$ 30,281	$ 34,274	$ 297,332	$ (27,717)	$ 339,170

The accompanying notes are an integral part of the financial statements.

OMEGA SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Reconciliation of net income before other comprehensive income to cash provided by operating activities:	
Net income before other comprehensive income	$ 62,820
Adjustments:	
Depreciation	7,747
Deferred taxes	15,759
Realized gain on sale of marketable securities	(6,589)
Changes in balance sheet accounts:	
Increase in accounts receivable	(17,375)
Decrease in Federal income taxes receivable	18,780
Decrease in accounts payable and accrued liabilities	(8,353)
Decrease in profit sharing payable	(83,453)
Increase in Simple IRA payable	18,817
Net cash provided by operating activities	8,153
CASH FLOWS FROM FINANCING ACTIVITIES	-
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of investments	(46,214)
Sale of investments	95,251
Purchase of property and equipment	(18)
Net cash provided by investing activities	49,019
Increase in cash	57,172
Cash and cash equivalents, beginning of year	31,923
Cash and cash equivalents, end of year	$ 89,095

Supplemental Disclosure

During the year ended December 31, 2004, the value of the Company's mutual funds increased in value by $16,040. This resulted in a increase in accumulated other comprehensive income of $10,586 and a related increase in deferred income tax liabilities of $5,454.

The accompanying notes are an integral part of the financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) Nature of Operation

Omega Securities, Inc. (the Company) was organized as a corporation on June 22, 1992, under the laws of the State of Texas. The Company is a registered member of the National Association of Securities Dealers, Inc. as a broker/dealer, and with the Securities and Exchange Commission (SEC) under the Federal Securities and Exchange Act of 1934. The Company acts as a dealer/investment advisor for certain offerings and does not maintain discretionary accounts for its customers. There are no existing obligations of the dealer in regards to offerings made.

(b) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain limits.

(c) Income Taxes

The Company provides for Federal income taxes, currently payable or receivable, and deferred income taxes resulting from temporary differences between assets and liabilities as presented for financial reporting and Federal income tax reporting. If it is anticipated that any portion of a deferred tax asset will not be realized, a valuation allowance is recorded.

(d) Accounts Receivable

Accounts receivable consist primarily of commissions earned during the year but not received as of year-end. Commissions are earned through quality financial institutions and reputable mutual fund companies. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. Accordingly, the Company does not record an allowance for doubtful accounts. As collectibility of receivables is reasonably assured, the Company does not maintain a policy for determining reserves for past due or delinquent receivables.

(e) Property and Equipment

Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets which is 3 to 5 years.

Major improvements significantly extending the useful lives of the assets are capitalized while expenditures which do not improve or extend the useful lives of the respective assets are expensed as incurred.

(f) Statement of Cash Flows

For purposes of the statement of cash flows, cash equivalents include cash in banks and cash in money market funds.

(Continued)

(1) Organization and Summary of Significant Accounting Policies (Continued)

(g) Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

(h) Investments in Mutual Funds

The Company's investments in mutual funds are classified as available-for-sale securities. The unrealized gains and losses, net of related deferred income taxes, are reported as a separate component of stockholder's equity. The realized gain or loss on the sale of securities is calculated using the average cost method.

(i) Concentrations of Credit and Market Risk

Concentrations of credit and market risk consists of cash, accounts receivable and mutual funds. The Company places its cash with quality financial institutions and by policy, limits the amount of exposure to any one financial institution. Accounts receivable relates to commissions earned from the sale of investment products of insurance companies and numerous mutual funds. The Company has not experienced problems in collecting commissions due from these entities. The Company's investments in mutual funds are diversified among issuers with various investment strategies that minimize overall market risk.

(2) Investments in Mutual Funds

Investments in mutual funds at December 31, 2004 consisted of the following:

	Cost	Market Value
AMCAP Fund	$ 25,241	$ 26,371
Capital Income Builder	18,978	26,300
Capital World Growth and Income	29,774	43,857
The Investment Company of America	39,234	47,012
New Perspective Fund	32,154	46,384
Washington Mutual Investors Fund	47,084	54,472
	$ 192,465	$ 244,396

(Continued)

(2) Investments in Mutual Funds (Continued)

Investments are classified as available-for-sale, and are carried at market value. Unrealized appreciation (devaluation) relating to the investments as of December 31, 2004 is shown as a separate component of stockholder's equity in the accompanying financial statements, net of the effect of deferred income taxes.

The change in unrealized appreciation (devaluation) for the year ended December 31, 2004 is as follows:

Unrealized appreciation at January 1, 2004	$ 35,891
Unrealized appreciation during 2004	16,040
Unrealized appreciation at December 31, 2004	$ 51,931

The $51,931 in unrealized appreciation is recorded in the accompanying financial statements in the following captions:

Deferred income taxes	$ 17,657
Stockholder's equity:	
Accumulated other comprehensive income	34,274
	$ 51,931

During a prior year, the Company invested $20,100 in stock warrants of NASDAQ Stock Market, Inc., of which there is currently no market to dispose of the securities; accordingly, the investment is recorded at cost in the accompanying financial statements.

(3) Property and Equipment

Property and equipment is composed of the following at December 31, 2004:

Office equipment	$ 9,937
Furniture and fixtures	25,711
	35,648
Less accumulated depreciation	(23,069)
	$ 12,579

Depreciation expense for the year ended December 31, 2004 was $7,747, and it was included as a component of general operating expenses in the accompanying financial statements.

(Continued)

(4) Income Taxes

The provision for income taxes in the accompanying financial statements is as follows:

Current tax expense	$ 5,217
Deferred tax expense	15,759
Net income tax expense	$ 20,976

See also note 2.

The actual Federal income tax provision differs from that amount computed by applying the Federal corporate income tax rate of 20% to income before other comprehensive income and Federal income taxes, as follows:

Computed "expected" tax expense	$ 16,759
Various differences	4,217
Net income tax expense	$ 20,976

The deferred tax liabilities recorded on the balance sheet as of December 31, 2004 are as follows:

Unrealized appreciation of marketable securities	$ 17,657
Property and equipment	4,276
	$ 21,933

The Federal income tax receivable recorded in the accompanying financial statements is composed of $2,901 in overpaid taxes from prior years.

(5) Possession or Control Requirements

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (K)(2)(i) which requires that all customer funds and securities be promptly transmitted to the clearing broker who carries the customer accounts. The Company does not have any possession or control of customer funds or securities.

(6) Subordinated Liabilities

There are no liabilities which were subordinated to claims of general creditors at December 31, 2004.

(Continued)

(7) General Operating Expenses

For the year ended December 31, 2004, general operating expenses consisted of the following:

Salaries and related, officers	$ 656,596
Salaries and related, all other	118,789
Professional fees and licenses	28,178
Dues and subscriptions	24,432
Insurance	37,263
Printing and labels	4,244
Rent	38,015
Equipment rental	18,818
Taxes	3,138
Office supplies and expense	28,489
Depreciation expense	7,747
Repairs and maintenance	3,786
Postage	6,550
Advertising	12,855
Securities information fees	1,353
Telephone and communications	17,376
Clearance charges	5,881
Delivery charges	3,365
NASD fees	8,645
Miscellaneous	12,857
Parking	8,925
Computer support	5,242
Travel and entertainment	44,331
Profit sharing contribution and Simple IRA expenses	20,040
Contract labor	25,808
Contributions and gifts	33,384
Interest expense	581
	$ 1,176,688

(8) Commitments and Contingencies

The Company is a party to non-cancelable operating leases for general office space and office equipment. The aggregate amount of rental expenses for the year ending December 31, 2004 was $ 56,833, and it was included as a component of general operating expenses in the accompanying financial statements.

The Company's obligations under the lease agreements subsequent to December 31, 2004 are as follows:

2005	$ 54,744
2006	50,120
2007	46,931
2008	48,371
2009	46,123
2010 and beyond	43,602
	$ 289,891

(Continued)

(9) Profit Sharing Plan

The Company terminated its previous benefit plan (the Plan) during December 2003. During the year ended December 31, 2004, the Company paid $83,453 in employer contributions related to the Plan year 2003, all of which were accrued at December 31, 2003.

In the current year, the Company established a Simple IRA for the benefit of its employees. The employees are allowed to contribute between $9,000 to $10,500 based on the employee's age. The Company elected to match employees' contributions, up to 3% of each employee's gross salary. Company contributions to the Simple IRA totaled $18,817 and are included in general operating expenses in the accompanying financial statements.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

As of and For the Year Ended

December 31, 2004

OMEGA SECURITIES, INC.
Supplemental Schedules Required by Rule 17a-5
As of and For the Year Ended December 31, 2004

Net Capital

Total stockholder's equity	$ 339,170
Non-allowable assets:	
Property and equipment, net	(12,597)
Other current assets	(12)
Investments in stock warrants	(20,100)
12b-1 fees receivable not offset by related payable	(51,467)
Total non-allowable assets	(84,176)
Haircuts on securities	(36,659)
Deferred tax liabilities	21,933
Total changes in stockholder's equity	(98,902)
Net allowable capital	$ 240,268

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 4,765
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement	$ 100,000
Excess net capital	$ 140,268

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$ 71,480
Percentage of aggregate indebtedness to allowable net capital	29%

Reconciliation with Company's Computation of Allowable Net Capital

Net allowable capital - As reported in Company's unaudited FOCUS report	$ 249,616
Net Company and audit adjustments	(9,348)
Adjusted net allowable capital, per audited financial statements	$ 240,268

(Continued)

OMEGA SECURITIES, INC.
Supplemental Schedules Required by Rule 17a-5
As of and For the Year Ended December 31, 2004

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3, because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Transactions are cleared through dealer number 8-45123.

Changes in Liabilities Subordinated to Claims of General Creditors

Such claims at January 1, 2004	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2004	$ -

REPORT ON INTERNAL CONTROL
DECEMBER 31, 2004

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

To the Board of Directors
Omega Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Omega Securities, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to previously in this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of management and the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

The Lanham Group, LLC

February 4, 2005